INOVISION SOLUTIONS INC.

Notes to the Financial Statements
Six Months Ended April 30, 2005
(Unaudited – Prepared by Management)

82-3459


SEC MAIL PROCESSING
RECEIVED
JUL 07 2005
WASH, D.C.
209 SECTION

Interim Financial Statements of

INOVISION SOLUTIONS INC.

April 30, 2005 and 2004

(Unaudited – Prepared by Management)

SUPPL




05009540

Notice: These interim consolidated financial statements have not been reviewed or audited by the Company's independent auditor.

1. Basis of Presentation

These interim financial statements have been prepared using the same accounting policies and methods of their application as the most recent annual financial statements of the Company. These interim financial statements do not include all disclosures normally provided in the annual financial statements and should be read in conjunction with the Company's audited financial statements for the year ended October 31, 2004. In management's opinion, all adjustments necessary for fair presentation have been included in these interim financial statements. Interim results are not necessary indicative of the results expected for the fiscal year. Certain comparative figures have been reclassified to conform to the current period's presentation.

2. New Accounting Policy

Mineral Interest

Acquisition costs of mineral interest, excluding indirect costs relating to securing mineral interests, and direct exploration and development expenditures thereon are capitalized. Costs incurred for general exploration that does not result in the acquisition of mineral interests with ongoing exploration or development potential is charged to operations. Costs relating to interests abandoned are written-off when such decision is made. When production is attained, the capitalized costs will be amortized based upon the estimated economical life of the mineral interest.

The Company reviews the carrying value of each interest that is in the exploration or development stage by reference to the project economics including the timing of the exploration and/or development work, the work programs and the exploration results experienced by the Company and others. The review of the carrying value of each producing interest is made by reference to the estimated future operating results and net cash flows. When the carrying value of an interest exceeds its estimated net recoverable amount, provision is made for the decline in value.

The recoverability of the amounts capitalized for the undeveloped mineral interests and deferred development costs is dependent upon the result of economic feasibility studies, confirmation of the Company's interest in the underlying mineral interests, the ability to obtain the necessary financing to complete their development and future profitable production or proceeds from the disposition thereof.

3. Loan Receivable

In fiscal year 2000, pursuant to an agreement with Digital.doc Service (International) Inc. ("Digital") for consulting services from and a 50% interest in Digital, the Company advanced $175,599 to Digital for the development of an internet browser replacement technology. Due to a dispute on the intentions of the agreement, the Company decided to write down the loan receivable to $100.

4. Mineral Interest

The Company has incurred the following costs in relation to the Pumpernickel Geothermal Property and these costs have been capitalized:

	2005	2004
Acquisition cost	$ 10,000	$ -
Geophysics	13,607	-
Geology	3,046	-
Equipment leasing	7,802	-
	$ 34,455	$ -

The Option Agreement to acquire up to 50% interest in the Pumpernickel Geothermal Property has obtained the final approval from TSX Venture Exchange on June 16, 2005.

5. Share Capital

(a) Authorized: 100,000,000 common shares without par value

(b) Issued:

Since October 31, 2004, the Company has not issued any share captial:

	Shares	Amount
Balance, October 31, 2004	4,173,368	$ 2,867,258
Exercise of warrants	270,000	67,500
Balance, April 30, 2005	4,443,368	$ 2,934,758

In April, 2005, the Company received $67,500 for exercise of 270,000 warrants at $0.25 each.

(c) 93,750 of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction.

5. Share Capital (Continued)

(d) The following is a summary of option transactions during the six-month period ended April 30, 2005:

	Number of options	Weighted-average exercise price
Balance, October 31, 2004	140,000	$ 0.36
Options cancelled	(140,000)	0.36
Balance, April 30, 2005	-	

140,000 stock options at an exercise price of $0.36 were cancelled and there were no stock options issued, exercised or expired during the six-month period ended April 30, 2005.

(e) The following is a summary of warrant transactions during the six-month period ended April 30, 2005:

	Number of warrants	Weighted-average exercise price
Balance, October 31, 2004	1,050,000	$ 0.25
Warrants exercised	(270,000)	0.25
Warrants expired	(780,000)	0.25
Balance, April 30, 2005	-	

There were no warrants issued and 270,000 warrants were exercised during the six-month period ended April 30, 2005 and 780,000 warrants were expired on April 20, 2005. As of April 30, 2005, there were no outstanding warrants.

INOVISION SOLUTIONS INC.

Notes to the Financial Statements
Six Months Ended April 30, 2005
(Unaudited – Prepared by Management)

6. Related Party Transactions

	Three months ended April 30,		Six months ended April 30,	
	2005	2004	2005	2004
Management fees	$ 7,500	$ 7,500	$ 15,000	$ 15,000
Travel and promotion	1,500	1,500	3,000	3,000
	$ 9,000	$ 9,000	$ 18,000	$ 18,000

7. Subsequent Events

The Company entered into an Agency Offering Agreement with an Agent on May 26, 2005 for raising financing under the Short Form Offering Document. Up to 3,000,000 Units are offered at a price of $0.25 per Unit. Each unit will consist of one share and one half of one share purchase transferable warrant. One whole warrant is exercisable over a period of one year from the date of issuance at the price of $0.35 for one additional share. As compensation for its services, the Agent will receive a commission of 8% of the gross proceeds of the offering; a non-transferable Agent's Warrant providing the Agent with the right to acquire a number of shares equal to 10% of the units sold plus a corporate finance fee of 40,000 Company's shares and an administration fee of $5,000. Any securities issued on the exercise of the Agent's Warrants will be subject to a four month hold period commencing on the closing day.

On June 17, 2005, 2,483,500 Units were sold providing the Company's with net proceeds of $562,180.25 after deduction of Agent's fees and other customary expenses of the Agent associated with the Offering. Under the Offering, 100,000 Units were subscribed for by members of a Pro-Group and 60,000 Units were subscribed for by Insiders of the Company. The 160,000 units were therefore issued subject to a hold period expiring October 23, 2005.

The securities of the Company remain in primary distribution under the Company's Short Form Offering Document until such time as the maximum amount of the Offering being 3,000,000 Units have been sold. The unsold portion of the Offering is 516,500 Units which may be sold by the Agent under the Short Form Offering Document until the date the Short Form Offering Document expires on August 2, 2005.

At the first Closing, the Company issued 40,000 shares to the Agent as a corporate finance fee and non-transferable Agents Warrants of 248,350. The corporate finance shares and the Agent's Warrants were issued subject to a four month hold period expiring October 23, 2005. Each warrant is exercisable to purchase one full share of the Company for a period of one year at a price of $0.35 per share.

INOVISION SOLUTIONS INC.

Management Discussion and Analysis
Six Months Ended April 30, 2005

Introduction

This management 's Discussion and Analysis (MD&A) provides a summary of the business of Inovision Solutions Inc. ("the Company") and a comparison of its financial results for the quarter ended April 30, 2005 to the same period in the previous year. The Company's financial statements are prepared in accordance with Canadian generally accepted accounting principals. The Company's reporting currency is the Canadian dollar and all dollar amounts in this MD&A are in Canadian dollars. This MD&A is dated as of June 28, 2005.

Description of Business

On October 12th, 2004 the Company entered into an agreement with Nevada Geothermal Power Inc. and Noramex Corporation (collectively "NGP") whereby the Company was granted the exclusive right and option (the "Option") to acquire up to 50% interest in the Pumpernickel Geothermal Property ("the Property"). The Property consists of four geothermal leases in the Humboldt County, Nevada, USA. covering a total of 5,390.85 acres of land.

In consideration for the 50% interest in the Property, the Company is required to:

Pay to NGP a total cash payment of $120,000 in installments over a period of five years of which $10,000 is payable annually in the first three years;

Incur total exploration expenses of $5,000,000 over the five years in annual increments commencing with an expenditure of $400,000 in the first year and $600,000 in the second year and issue a total of 600,000 common shares of which 100,000 share have been issued and a second installment of 100,000 shares is due to be issued on June 21, 2006.

Nevada Geothermal Power Inc., the Operator of the Exploration Program on the Pumpernickel Geothermal Property has commenced the first phase of the exploration program in June 2005. The Program consists of a 3D"E-SCAN", resistivity survey which will be utilized to map the deep geothermal source waters feeding surface hot springs. Subsequently a series of six 250-meter (820 foot) gradient wells will be drilled to test the interpretation of the E-SCAN survey.

The US Department of Energy (DOE) will fund 80% (US$592,272) of the initial field evaluation program of the Pumpernickel Project. Inovision will cover the remaining share (US$148,068) of the program estimated to cost (US$148,068).

INOVISION SOLUTIONS INC.

Notes to the Financial Statements
Six Months Ended April 30, 2005
(Unaudited – Prepared by Management)

Subject to favorable results being obtained from the first phase exploration program, a second phase program is planned. The second phase program will consist of the drilling of a deep core hole to a nominal depth of 1200 meters (3900 feet) to confirm the resource and perform flow and injection tests.

Summary of Quarterly Reports

The following is the summary of the Company's past 8 quarterly periods:

	Q2 Apr 30, 2005	Q1 Jan 31, 2005	Q4 Oct 31, 2004	Q3 July 31, 2004	Q2 Apr 30, 2004	Q1 Jan 31, 2004	Q4 Oct 31, 2003	Q3 July 31, 2003
Total Revenue	$0	$0	$0	$0	$0	$0	$0	$0
Loss before discounted Operations and Extraordinary Items	($43,716)	($18,739)	($122,060)	($27,802)	($37,333)	($24,214)	($72,765)	($15,777)
Net loss for the period	($44,203)	($18,739)	($122,060)	($27,802)	($37,333)	($24,214)	($72,765)	($15,777)
Basic and Diluted loss per share	($0.01)	($0.00)	($0.03)	($0.01)	($0.01)	($0.01)	($0.02)	($0.01)

Operations

During this reporting period the Company's operations were confined to the reactivation of the Company as a Company involved in the geothermal exploration field which reactivation was completed on June 22, 2005 in conjunction with a financing of the Company's shares.

The Company completed the second quarter of fiscal 2005 on April 30, 2005 with cash on hand of 37,349.00. As of the Company's financing closed on June 22, 2005, the Company had cash on hand of approximately $500,000.00 on the date of this report.

Financings, Principal Purposes and Milestones.

In June 22, 2005 the Company closed part of an Agency Offering of up to 3,000,000 Units under a Short Form Offering Document dated effective June 3, 2005. Pursuant to the Offering, 2,483,500 Units were sold providing Inovision with net proceeds of $562,180.25 after deduction of the Agent's fees and other customary expenses of the Agent associated with the Offering. Under the Offering, 100,000 Units were subscribed for by members of a Pro-Group and 60,000 Units were subscribed for by Insiders of Inovision. The 160,000 units were therefore issued subject to a hold period expiring October 23, 2005.

The securities of Inovision remain in primary distribution under the Company's Short Form Offering Document until such time as the maximum amount of the Offering being 3,000,000 Units have been sold. The unsold portion of the Offering is 516,500 Units which may be sold by the Agent under the Short Form Offering Document until the date the Short Form Offering Document expires on August 2nd, 2005.

At the first Closing, Inovision issued 40,000 shares to the Agent, Canaccord Capital Corporation, as a Corporate Finance fee and non-transferable Agents Warrants of 248,350. The corporate finance shares and the Agent's Warrants were issued subject to a four month hold period expiring October 23, 2005. Each warrant is exercisable to purchase one full share of Inovision for a period of one year at a price of $0.35 per share.

Throughout the last quarter the major portion of expenses incurred by the Company involved regulatory, administrative, filing and professional fees.

Liquidity

During the last quarter, the Company's shares were halted from trading. The shares were halted in October 2004 in order to allow the Company to fulfill the requirements of the TSX Venture Exchange in reactivating the Company in the geothermal exploration field and financing the Company. The shares of the Company were not liquid during the reporting period but the Company's shares became liquid when the Company's shares resumed trading on the TSX Venture Exchange as a Tier 2 Issuer on June 15, 2005.

Capital Resources

The Company's Agent in offering up to 3,000,000 Units to the public under a Short Form Offering Document was successful in completing a financing of 2,483,500 units netting the company $562,160.25 under a brokered Agency Agreement dated May 26, 2005.

Off Balance Sheets Arraignments

The Company does not have any off balance sheet arrangements which may effect the Company's current or future operations or conditions.

Related Party Transactions

For the quarter ending April 30, 2005 Daniel McGee received $9,000 for management fees, travel and promotion expenses. The Management contract with Mr. McGee continues to date, at $2,500 per month plus expenses.

Analysis of Expenditures

During the last two financial years, the Company did not capitalize or expense resource or exploration costs or deferred development costs due to the fact that the Company was inactive.

During the preceding quarter, the Company incurred regulatory, general and administrative expenses of $12,590 as compared to $11,516.00 during the same quarter of the preceding year.

Professional fees were $13,086 up from $11,244 in the second quarter of 2004 and rent went up from $3,191 in the second quarter of 2004 to $3,600 in the second quarter of 2005.

Outstanding share data

As of the end of the second quarter of 2005, 4,443,368 shares of the company were issued compared to 4,173,368 shares in 2004. The warrants exercisable at a price of $0.25 have expired on April 20, 2005. Warrants in the amount of 270,000, where exercised before the expiration date. No incentive stock options were outstanding.

Investor Relations Contract

The Company is not party to any Investor Relation's contract.

INOVISION SOLUTIONS INC.

Management Discussion and Analysis
Six Months Ended April 30, 2005

Introduction

This management 's Discussion and Analysis (MD&A) provides a summary of the business of Inovision Solutions Inc. ("the Company") and a comparison of its financial results for the quarter ended April 30, 2005 to the same period in the previous year. The Company's financial statements are prepared in accordance with Canadian generally accepted accounting principals. The Company's reporting currency is the Canadian dollar and all dollar amounts in this MD&A are in Canadian dollars. This MD&A is dated as of June 28, 2005.

Description of Business

On October 12th, 2004 the Company entered into an agreement with Nevada Geothermal Power Inc. and Noramex Corporation (collectively "NGP") whereby the Company was granted the exclusive right and option (the "Option") to acquire up to 50% interest in the Pumpernickel Geothermal Property ("the Property"). The Property consists of four geothermal leases in the Humboldt County, Nevada, USA. covering a total of 5,390.85 acres of land.

In consideration for the 50% interest in the Property, the Company is required to:

Pay to NGP a total cash payment of $120,000 in installments over a period of five years of which $10,000 is payable annually in the first three years;

Incur total exploration expenses of $5,000,000 over the five years in annual increments commencing with an expenditure of $400,000 in the first year and $600,000 in the second year and issue a total of 600,000 common shares of which 100,000 share have been issued and a second installment of 100,000 shares is due to be issued on June 21, 2006.

Nevada Geothermal Power Inc., the Operator of the Exploration Program on the Pumpernickel Geothermal Property has commenced the first phase of the exploration program in June 2005. The Program consists of a 3D"E-SCAN", resistivity survey which will be utilized to map the deep geothermal source waters feeding surface hot springs. Subsequently a series of six 250-meter (820 foot) gradient wells will be drilled to test the interpretation of the E-SCAN survey.

The US Department of Energy (DOE) will fund 80% (US$592,272) of the initial field evaluation program of the Pumpernickel Project. Inovision will cover the remaining share (US$148,068) of the program estimated to cost (US$148,068).

Subject to favorable results being obtained from the first phase exploration program, a second phase program is planned. The second phase program will consist of the drilling of a deep core

hole to a nominal depth of 1200 meters (3900 feet) to confirm the resource and perform flow and injection tests.

Summary of Quarterly Reports

The following is the summary of the Company's past 8 quarterly periods:

	Q2 Apr 30, 2005	Q1 Jan 31, 2005	Q4 Oct 31, 2004	Q3 July 31, 2004	Q2 Apr 30, 2004	Q1 Jan 31, 2004	Q4 Oct 31, 2003	Q3 July 31, 2003
Total Revenue	$0	$0	$0	$0	$0	$0	$0	$0
Loss before discounted Operations and Extraordinary Items	($43,716)	($18,739)	($122,060)	($27,802)	($37,333)	($24,214)	($72,765)	($15,777)
Net loss for the period	($44,203)	($18,739)	($122,060)	($27,802)	($37,333)	($24,214)	($72,765)	($15,777)
Basic and Diluted loss per share	($0.01)	($0.00)	($0.03)	($0.01)	($0.01)	($0.01)	($0.02)	($0.01)

Operations

During this reporting period the Company's operations were confined to the reactivation of the Company as a Company involved in the geothermal exploration field which reactivation was completed on June 22, 2005 in conjunction with a financing of the Company's shares.

The Company completed the second quarter of fiscal 2005 on April 30, 2005 with cash on hand of 37,349.00. As of the Company's financing closed on June 22, 2005, the Company had cash on hand of approximately $500,000.00 on the date of this report.

Financings, Principal Purposes and Milestones.

In June 22, 2005 the Company closed part of an Agency Offering of up to 3,000,000 Units under a Short Form Offering Document dated effective June 3, 2005. Pursuant to the Offering, 2,483,500 Units were sold providing Inovision with net proceeds of $562,180.25 after deduction of the Agent's fees and other customary expenses of the Agent associated with the Offering. Under the Offering, 100,000 Units were subscribed for by members of a Pro-Group and 60,000

Units were subscribed for by Insiders of Inovision. The 160,000 units were therefore issued subject to a hold period expiring October 23, 2005.

The securities of Inovision remain in primary distribution under the Company's Short Form Offering Document until such time as the maximum amount of the Offering being 3,000,000 Units have been sold. The unsold portion of the Offering is 516,500 Units which may be sold by the Agent under the Short Form Offering Document until the date the Short Form Offering Document expires on August 2nd, 2005.

At the first Closing, Inovision issued 40,000 shares to the Agent, Canaccord Capital Corporation, as a Corporate Finance fee and non-transferable Agents Warrants of 248,350. The corporate finance shares and the Agent's Warrants were issued subject to a four month hold period expiring October 23, 2005. Each warrant is exercisable to purchase one full share of Inovision for a period of one year at a price of $0.35 per share.

Throughout the last quarter the major portion of expenses incurred by the Company involved regulatory, administrative, filing and professional fees.

Liquidity

During the last quarter, the Company's shares were halted from trading. The shares were halted in October 2004 in order to allow the Company to fulfill the requirements of the TSX Venture Exchange in reactivating the Company in the geothermal exploration field and financing the Company. The shares of the Company were not liquid during the reporting period but the Company's shares became liquid when the Company's shares resumed trading on the TSX Venture Exchange as a Tier 2 Issuer on June 15, 2005.

Capital Resources

The Company's Agent in offering up to 3,000,000 Units to the public under a Short Form Offering Document was successful in completing a financing of 2,483,500 units netting the company $562,160.25 under a brokered Agency Agreement dated May 26, 2005.

Off Balance Sheets Arraignments

The Company does not have any off balance sheet arrangements which may effect the Company's current or future operations or conditions.

Related Party Transactions

For the quarter ending April 30, 2005 Daniel McGee received $9,000 for management fees, travel and promotion expenses. The Management contract with Mr. McGee continues to date, at $2,500 per month plus expenses.

Analysis of Expenditures

During the last two financial years, the Company did not capitalize or expense resource or exploration costs or deferred development costs due to the fact that the Company was inactive.

During the preceding quarter, the Company incurred regulatory, general and administrative expenses of $12,590 as compared to $11,516.00 during the same quarter of the preceding year.

Professional fees were $13,086 up from $11,244 in the second quarter of 2004 and rent went up from $3,191 in the second quarter of 2004 to $3,600 in the second quarter of 2005.

Outstanding share data

As of the end of the second quarter of 2005, 4,443,368 shares of the company were issued compared to 4,173,368 shares in 2004. The warrants exercisable at a price of $0.25 have expired on April 20, 2005. Warrants in the amount of 270,000, where exercised before the expiration date. No incentive stock options were outstanding.

Investor Relations Contract

The Company is not party to any Investor Relation's contract.